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    As filed with the Securities and Exchange Commission on October 21, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             THE THAXTON GROUP, INC.
                                (Name of Issuer)

                             THE THAXTON GROUP, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   883266 10 8
                      CUSIP (Number of Class of Securities)

                                KENNETH H. JAMES
                             THE THAXTON GROUP, INC.
                              1524 PAGELAND HIGHWAY
                         LANCASTER, SOUTH CAROLINA 29720
                                 (803) 285-4336
          (Name, Address, and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                OCTOBER 21, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

     CALCULATION OF FILING FEE*
      ---------------------------------------------------------------
              TRANSACTION                         AMOUNT OF
               VALUATION                         FILING FEE
      -----------------------------     ------------------------------
            $ 1,850,000                            $ 370


      * The filing fee is calculated using the last sale price of the Company's Common Stock on October 17, 1997, which was $9.25 per share, and is based upon 200,000 shares of Common Stock, the maximum number of shares that may be purchased by the Issuer pursuant to this offer.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:         $1,213
         Form or Registration No.        333-28719
         Filing Party:                   The Thaxton Group, Inc.
         Dates Filed:                    June 6, 1997 and September 5, 1997




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ITEM 1.  SECURITY AND ISSUER

         (a) The issuer of the securities to which this Schedule relates is The Thaxton Group, Inc., a South Carolina corporation (the "Company"), which has its principal executive office at 1524 Pageland Highway, Lancaster, South Carolina 29721.

         (b) This Schedule relates to an offer of subscription rights by the Company to holders of its Common Stock, $.01 par value per share (the "Common Stock"), of which 3,919,983 shares were outstanding as of September 25, 1997. Upon the terms and subject to the conditions described in the Company's preliminary prospectus, dated October 21, 1997, included the Company's Registration Statement on Form S-4 (Reg. No. 333-28719) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Prospectus"), and in the related Letter of Transmittal (which together constitute the "Offering"), the subscription rights entitle the holder of Common Stock, for each share he owns, to purchase two shares of the Company's Series A 7.5% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") by tendering to First Union National Bank one share of Common Stock and $10 in cash. The maximum number of shares of Common Stock that will be accepted upon the exercise of rights is 200,000 shares and the maximum number of shares of Series A Preferred Stock issuable upon the exercise of rights is 400,000 shares. The information regarding the terms of the Offering, the securities being sought, the consideration being offered therefor, and participation by management therein appears on the cover page of the Prospectus and under the headings "Terms of the Offering," "Description of the Capital Stock -- Preferred Stock," and "Material Differences Between the Common Stock and the Series A Preferred Stock" and is incorporated herein by reference.

         (c) The information requested by this sub-Item appears under the headings "Market for Common Stock and Related Shareholders Matters -- Dividend Information" and "Risk Factors -- No Active and Liquid Trading Market; Possible Volatility of Stock Price" in the Prospectus and is incorporated herein by reference.

         (d)      Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information requested by this sub-Item appears on the cover page of the Prospectus and under the heading "Terms of the Offering" and "Description of Capital Stock -- Preferred Stock" and is incorporated herein by reference.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Shares of the Common Stock acquired by the Company in the Offering will be included in the Company's reserve of authorized but unissued shares. The balance of the information requested by this Item appears under the heading "Terms of the Offering -- Background and Reasons for the Offering" in the Prospectus and is incorporated herein by reference.

         (a) The information requested by this sub-Item appears under the headings "Market for the Common Stock and Related Shareholder Matters -- Public Offering of the Series A Preferred Stock" and "Principal and Management Shareholders -- Issuance of Series B Preferred Stock" and is incorporated herein by reference.

         (b)      None.

         (c)      None.

         (d)      None.

         (e) The information requested by this sub-Item appears under the heading "Market for the Common Stock and Related Shareholder Matters -- Public Offering of the Series A Preferred Stock" in the Prospectus and is incorporated herein by reference.


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         (f)      None.

         (g)      None.

         (h)      Not applicable.

         (i)      None.

         (j)      None.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information requested by this Item appears under the heading "Market for the Common Stock and Related Shareholder Matters - Public Offering of the Series A Preferred Stock" in the Prospectus and is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information requested by this Item appears on the cover page of the Prospectus and appears under the heading "Terms of the Offering -- General" in the Prospectus and is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information requested by this Item appears under the heading "Terms of the Offering -- Plan of Distribution" of the Prospectus and is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         The information requested by this Item appears under the headings "Capitalization," Selected Consolidated Financial Data" and on pages F-1 through F-16 of the Prospectus and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a) The information requested by this Item appears under the heading "Principal and Management Shareholders -- Issuance of Series B Preferred Stock" in the Prospectus and is incorporated herein by reference.

         (b)      None.

         (c)      Not applicable.

         (d)      None.

         (e) The information requested by this Item appears in the Prospectus and is incorporated herein by reference.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) The preliminary prospectus included in Amendment No. 3 to the Registration Statement is incorporated herein by reference.

            (2) The final prospectus to be filed pursuant to Rule 424(b) is incorporated herein by reference.


            (3) The form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9) filed as Exhibit
                  99.2 to the Registration Statement is incorporated herein by reference.

            (4)   The form of letter to shareholders of the Company from James
                  D. Thaxton, President and Chief Executive Officer of the Company.*

         (b)      Not applicable.

         (c) The Certificate of Designation, Preferences, and Rights of the Series B Preferred Stock filed as Exhibit 4.3 to the Registration Statement and the Form of Share Exchange Agreement between the Company and Jack W. Robinson and his affiliates filed as Exhibit 10.17 to the Registration Statement are incorporated herein by reference.

         (d) The tax opinion by Moore & Van Allen, PLLC, filed as Exhibit 8 to the Registration Statement is incorporated herein by reference.

         (e)      Included in Exhibit (a)(1).
         ----------------
         *  To be filed by amendment.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Oct. 21, 1997
                  --------------------------------------------------------------
                                              (Date)

                                      /s/ Kenneth H. James
                  --------------------------------------------------------------
                                            (Signature)

                                         Kenneth H. James
                                      Chief Financial Officer


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